                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-l
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                              SHERIDAN ENERGY, INC.
     -----------------------------------------------------------------------
                            (Name of Subject Company)

                               CPN SHERIDAN, INC.
                               CALPINE CORPORATION
     -----------------------------------------------------------------------
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   823764 10 5
     -----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  ANN B. CURTIS
                               CPN SHERIDAN, INC.
                             c/o CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                               SAN JOSE, CA 95113
                            TELEPHONE: (408) 995-5115
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                            WILLIAM R. COLLINS, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
     -----------------------------------------------------------------------

                            CALCULATION OF FILING FEE

================================================================================

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
----------------------                                      --------------------
$37,035,735                                                               $7,408

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,733,770 Shares of common stock (the "Shares"), par value $.01 per Share, at a price per Share of $5.50 in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

================================================================================

                                      14D-1
CUSIP No.  823764 10 5


1)   Name of Reporting Persons: CPN Sheridan, Inc.

     S.S. or I.R.S. Identification Nos. of Above Person: 77-0521272

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions).

     [  ]  (a)
     [  ]  (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions).  AF, WC

--------------------------------------------------------------------------------
5) [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization.
     Delaware

--------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person.
     4,067,537*

--------------------------------------------------------------------------------
8)   [  ]  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

--------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row 7.
     Approximately 53.5% based on the outstanding shares as of August 25, 1999*

--------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions).
     CO

                                      14D-1
CUSIP No. 823764 10 5

1)   Name of Reporting Persons: Calpine Corporation

     S.S. or I.R.S. Identification Nos. of Above Person:  77-0498817

--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions).

      [  ]   (a)
      [  ]   (b)

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Sources of Funds (See Instructions).  AF, WC, BK

--------------------------------------------------------------------------------
5) [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization.
      Delaware

--------------------------------------------------------------------------------
7)    Aggregate Amount Beneficially Owned by Each Reporting Person.
      4,067,537*

--------------------------------------------------------------------------------
8)    [  ]  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

--------------------------------------------------------------------------------
9)    Percent of Class Represented by Amount in Row 7.
      Approximately 53.5% based on the outstanding shares as of August 25, 1999*

--------------------------------------------------------------------------------
10)   Type of Reporting Person (See Instructions).
      CO



* Calpine Corporation ("Calpine"), CPN Sheridan, Inc. ("Merger Subsidiary") and certain stockholders of the subject company have entered into an Agreement, dated as of August 25, 1999 (the "Stockholder Agreement"), pursuant to which such stockholders granted to Merger Subsidiary an irrevocable option (the "Stock Option") to purchase, subject to certain conditions, for a price of $5.50 per share, or to cause to be tendered pursuant to the tender offer described in this statement (the "Offer"), an aggregate of up to 3,492,537 outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sheridan Energy, Inc., up to an additional 425,000 Shares issuable upon exercise of outstanding stock options and up to an additional 150,000 Shares issuable upon exercise of the outstanding warrants (collectively, the "Stockholder Option Shares"). The Stockholder Option Shares represent approximately 53.5% of the Company's fully diluted outstanding Shares. Merger Subsidiary's option to purchase the Stockholder Option Shares is reflected in Rows 7 and 9 of each of the tables above. Subject to satisfaction of certain conditions (including the commencement of the Offer), the Stock Option is exercisable by Merger Subsidiary at any time until the 20th business day following termination of the Merger Agreement. Under the Stockholder Agreement, each such Stockholder granted an irrevocable proxy to Merger Subsidiary to vote in favor of the Merger Agreement and certain related matters, subject as aforesaid. The Stockholder Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of the Offer to Purchase, dated August 31, 1999.

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Sheridan Energy, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1000 Louisiana, Suite 800, Houston, Texas 77002.

                  (b) This Statement on Schedule 14D-1 relates to the offer by Merger Subsidiary (defined below) to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

                  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(d) and (g) This Tender Offer Statement on Schedule 14D-1 is filed by CPN Sheridan, Inc., a Delaware corporation ("Merger Subsidiary"), and Calpine Corporation, a Delaware corporation, ("Calpine"). Merger Subsidiary is a wholly-owned subsidiary of Calpine. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Calpine is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Calpine are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

                  (e) and (f) None of Merger Subsidiary, Calpine or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
                  COMPANY.

                  (a) and (b) The information set forth in (i) the Introduction,
Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine"),
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") and Schedule I to the Offer to

Purchase, (ii) the Agreement and Plan of Merger, dated as of August 25, 1999 (the "Merger Agreement"), among the Company, Calpine and Merger Subsidiary, a copy of which is attached as Exhibit (c)(1) hereto, (iii) the Stockholder Agreement, dated as of August 25, 1999 (the "Stockholder Agreement"), among the Merger Subsidiary and the stockholders of the Company named therein, a copy of which is attached as Exhibit (c)(2) hereto and (iv) the Confidentiality Agreement, dated June 15, 1999 (the "Confidentiality Agreement"), between Calpine and the Company, a copy of which is attached as Exhibit (c)(3) hereto, respectively, is incorporated herein by reference.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                  (c)  Not applicable.

ITEM 5.           PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                  BIDDER.

                  (a)-(e) The information set forth in the Introduction and
Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

                  (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) and (b) The information set forth in (i) the Introduction,
Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine"),
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights"), Schedule I of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Agreement, respectively, is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of the Offer to Purchase, (ii) the Merger Agreement, (iii) the Stockholder Agreement and (iv) the Confidentiality Agreement, respectively, is incorporated herein by reference.

ITEM 8.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.           FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The information set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine") of the Offer to Purchase, and such information and the consolidated financial statements of Calpine in Calpine's Annual Report on Form 10-KSB for the year ended December 31, 1998 and Quarterly Report on Form 10-QSB for the six months ended June 30, 1999, respectively, are incorporated herein by reference.


ITEM 10.          ADDITIONAL INFORMATION.

                  (a) The information set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine") and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

                  (b)-(d) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

                  (e) None.

                  (f) The information set forth in (i) the Offer to Purchase,
(ii) the Letter of Transmittal, (iii) the Merger Agreement, (iv) the Stockholder Agreement and the Confidentiality Agreement, respectively, is incorporated herein by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)            Offer to Purchase dated August 31, 1999.

(a)(2)            Form of Letter of Transmittal.

(a)(3)            Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)            Text of press release issued by Calpine dated August 25, 1999.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)            Form of summary advertisement dated August 31, 1999.

(a)(9)            Text of press release issued by Calpine dated August 31, 1999.

(b)(1) Credit Agreement, dated as of September 25, 1996, among Calpine and the Bank of Nova Scotia (previously filed as an exhibit to Calpine's Current Report on Form 8-K dated May 1, 1996 and incorporated herein by reference).

(c)(1) Agreement and Plan of Merger, dated as of August 25, 1999, among the Company, Calpine and Merger Subsidiary.

(c)(2) Stockholder Agreement, dated as of August 25, 1999, among Merger Subsidiary, Calpine and the stockholders of the Company named therein.

(c)(3) Confidentiality Agreement, dated June 15, 1999, between Calpine and the Company.

(d)               None.

(e)               Not applicable.

(f)               None.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1999



                              CPN SHERIDAN, INC.


                              By: /s/  Ann B. Curtis
                                  ----------------------------------------------
                                  Name:  Ann B. Curtis
                                  Title: Vice President, Chief Financial Officer
                                         and Secretary


                                CALPINE CORPORATION


                                By: /s/  Ann B. Curtis
                                  ----------------------------------------------
                                  Name:  Ann B. Curtis
                                  Title: Executive Vice President

                                  EXHIBIT INDEX

Exhibit
Number    Exhibit Name
------    ------------

(a)(1)   Offer to Purchase dated August 31, 1999.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)   Text of press release issued by Calpine dated August 25, 1999.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)   Form of summary advertisement dated August 31, 1999.

(a)(9)   Text of press release issued by Calpine dated August 31, 1999.

(b)(1) Credit Agreement, dated as of September 25, 1996, among Calpine and the Bank of Nova Scotia (previously filed as an exhibit to Calpine's Current Report on Form 8-K dated May 1, 1996 and incorporated herein by reference).

(c)(1) Agreement and Plan of Merger, dated as of August 25, 1999 among the Company, Calpine and Merger Subsidiary.

(c)(2) Stockholder Agreement, dated as of August 25, 1999, among Merger Subsidiary, Calpine and the stockholders of the Company named therein.

(c)(3) Confidentiality Agreement, dated June 15, 1999, between Calpine and the Company.

(d)      None.

(e)      Not applicable.

(f)      None.